Exhibit 17.1

August 30, 2007

Mr. Dan Basso
Chairman of the Board
T Bank, N.A. and T Bancshares, Inc.
16000 Dallas Parkway, Suite 125
Dallas, TX 75248

Dear Dan:

This letter will serve as my formal resignation as a director of T Bank, N.A. and T Bancshares, Inc., effective immediately. I find that I can no longer make the time commitment required to be an effective director and have the time I want, and need, to spend with my family.

Sincerely,
James D. Rose